SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CHICO'S FAS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

168615 10 2

(CUSIP Number)

Gary I. Teblum, Esq.
Trenam, Kemker, Scharf, Barkin
Frye, O'Neill & Mullis, P.A.
2700 Bank of America Plaza
Tampa, Florida 33602
813-223-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2001, December 10-11, 2001, December 18-20, 2001, January 10, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Page 1 of 11 Pages)

CUSIP NO. 168615 10 2	13D	PAGE 2 of 11 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rodin, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS Not Applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas Limited Partnership

	(7)	SOLE VOTING POWER -0-
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER 1,821,092
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		-0-

	(10)	SHARED DISPOSITIVE POWER 1,821,092

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,821,092

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 168615 10 2	13D	PAGE 3 of 11 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Klee & Co., L.L.C

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS Not Applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas Limited Liability Company

	(7)	SOLE VOTING POWER -0-
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER 1,821,092
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		-0-

	(10)	SHARED DISPOSITIVE POWER 1,821,092

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,821,092

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 168615 10 2	13D	PAGE 4 of 11 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helene B. Gralnick

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS Not Applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

	(7)	SOLE VOTING POWER 202,500(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER 2,023,592
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER 202,500(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER 2,023,592

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,023,592

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 168615 10 2	13D	PAGE 5 of 11 PAGES

NOTES TO PRECEDING PAGE

(1)	Represents options to purchase shares of Common Stock granted under the Company’s stock option plans and that are currently exercisable.

CUSIP NO. 168615 10 2	13D	PAGE 6 of 11 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marvin J. Gralnick

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS Not Applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

	(7)	SOLE VOTING POWER 632,500(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER 2,453,592
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER 632,500(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER 2,453,592

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,453,592

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 168615 10 2	13D	PAGE 7 of 11 PAGES

NOTES TO PRECEDING PAGE

(1)	Represents options to purchase shares of Common Stock granted under the Company’s stock option plans and that are currently exercisable.

SCHEDULE 13D

CUSIP No. 16815 10 2	Page 8 of 11 Pages

     This Statement constitutes Amendment No. 6 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the “Common Stock”), of Chico’s FAS, Inc., a Florida corporation (the “Issuer”), as follows:

1.	Schedule 13D filed on January 7, 1994 by Gralnick Industries Limited Partnership, a Nevada limited partnership (“Gralnick Industries”), the Helene B. Gralnick Trust Agreement (the “Helene B. Gralnick Trust”) and Helene B. Gralnick, individually (the “Helene Gralnick Initial Statement”).

2.	Schedule 13D filed on January 7, 1994 by Gralnick Enterprises Limited Partnership, a Nevada limited partnership (“Gralnick Enterprises”), the Marvin J. Gralnick Trust Agreement (the “Marvin J. Gralnick Trust”) and Marvin J. Gralnick, individually (the “Marvin Gralnick Initial Statement”).

3.	Amendment No. 1 to Schedule 13D filed on November 10, 1994 by Gralnick Industries, Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Gralnick Enterprises, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee (“Amendment No. 1”).

4.	Amendment No. 2 to Schedule 13D filed on November 17, 1998 by Rodin, Ltd., a Texas limited partnership (“Rodin”), Klee & Co., L.L.C., a Texas limited liability company (“Klee”), Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee, Captiva, Ltd., a Texas limited partnership (“Captiva”), and Sartre Partners, Ltd, a Texas limited partnership (“Amendment No. 2”).

5.	Amendment No. 3 to Schedule 13D filed on August 23, 2000 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually (“Amendment No. 3”).

6.	Amendment No. 4 to Schedule 13D filed on February 9, 2001 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually (“Amendment No. 4”).

7.	Amendment No. 5 to Schedule 13D filed on October 9, 2001 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually (“Amendment No. 5”).

     Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick, in filing this Statement, each jointly further amend the Schedule 13D as follows:

Schedule 13D	Page 9 of 11 Pages

Item 4.  Purpose of Transaction.

     All of the transactions occurring in December 2001 and described in Item 5 below were engaged in to facilitate investment and/or estate planning activities for the respective parties to those transactions. Insofar as the Common Stock of the Issuer is concerned Rodin generally acquired and continues to hold the Common Stock of the Issuer as an equity investment.

Item 5.  Interest in Securities of the Issuer.

     Rodin is governed under the terms of the Limited Partnership Agreement dated December 21, 1995, as amended (the “Rodin Agreement”). Under the terms of the Rodin Agreement, the interests of the partners in Rodin, as of the execution date of this Amendment, are: Klee & Co., L.L.C. — 83.043 Units, Marvin J. Gralnick — 4,093.270 Units, Helene B. Gralnick — 4,093.270 Units and Leslie C. Giordani, as the trustee of various irrevocable trusts established by Marvin J. Gralnick and/or Helene B. Gralnick — 34.39 Units in the aggregate.

     Under the terms of the Rodin Agreement, Klee, in its capacity as the sole general partner of Rodin, has the full and exclusive right and power to manage and operate the business of Rodin, including the power to vote and dispose of all shares of the Common Stock of the Issuer held by Rodin. Helene B. Gralnick and Marvin J. Gralnick are the sole members of Klee. Therefore, Helene B. Gralnick and Marvin J. Gralnick are considered for purposes of Rule 13d-3 to beneficially own all of the shares of Common Stock owned by Rodin. Accordingly, as a result of these relationships, Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick may be deemed to share the power to vote, direct the vote, dispose of and direct the disposition of the 1,821,092 shares of the Common Stock of the Issuer held by Rodin. Such shares represent 6.7 % of the total outstanding shares of the Common Stock of the Issuer as of November 28, 2001.

     In addition, Helene B. Gralnick has the option to acquire 202,500 additional shares of Common Stock that she beneficially owns pursuant to the terms of those options granted to Ms. Gralnick under the Company’s stock option plans that are currently vested. The shares underlying the vested stock options held by Ms. Gralnick, together with the shares held by Rodin, constitute 7.5% of the total outstanding shares of the Common Stock of the Issuer as of November 28, 2001.

     In addition, Marvin J. Gralnick has the option to acquire 632,500 additional shares of Common Stock that he beneficially owns pursuant to the terms of those options granted to Mr. Gralnick under the Company’s stock option plans that are currently vested. The shares underlying the vested stock options held by Mr. Gralnick, together with the shares held by Rodin, constitute 9.1% of the total outstanding shares of the Common Stock of the Issuer as of November 28, 2001.

     In December 2001, Rodin sold an aggregate of 400,000 shares of the Common Stock in open market transactions effectuated through a broker. The dates of these transactions, the number of shares involved in each transaction, and the price per share in each transaction are set forth in Exhibit 1 to this Amendment No. 6.

Schedule 13D	Page 10 of 11 Pages

     In January 2002, Rodin, Ltd. entered into a Rule 10b5-1 Trading Plan (the “Trading Plan”) pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended, under which it has instructed Wachovia Securities, as its agent, to sell up to 550,000 shares of the Common Stock of the issuer between January 10, 2002 and June 18, 2002, in accordance with the terms, conditions and restrictions set forth in the Trading Plan. The terms and conditions of the Trading Plan contemplate a minimum sale price of $34.00 (proportionately adjusted for stock splits, reverse stock splits, stock dividends and changes in capitalization) and the sale on each applicable trading day of 5,000 shares of the Common Stock (with proportionate adjustments for stock splits, reverse stock splits, stock dividends and changes in capitalization and with carryover to later days for any shortfall). This Amendment No. 6 to Schedule 13D does not reflect any sale transactions pursuant to the Trading Plan that may have occurred since the adoption of the Trading Plan. Such transactions will be reported by further amendment to this Schedule 13D when the aggregate amount of shares sold pursuant to the Trading Plan results in a material change in the number of shares beneficially owned by the reporting persons.

     This Amendment No. 6 to Schedule 13D does not reflect changes in the number of shares beneficially owned by the reporting persons as a result of the Issuer’s 3 for 2 stock split announced on December 19, 2001 and distributed on January 18, 2002.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer.

     See “Item 5 Interest in Securities of the Issuer” for information regarding the Rodin Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Transactions in Chico’s FAS, Inc. Common Stock

Schedule 13D	Page 11 of 11 Pages

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2002

RODIN, LTD.

	By:	Klee & Co., L.L.C., General Partner

	By:	/s/ Marvin J. Gralnick Marvin J. Gralnick, Manager

	By:	/s/ Helene B. Gralnick Helene B. Gralnick, Manager

KLEE & CO., L.L.C.

	By:	/s/ Marvin J. Gralnick Marvin J. Gralnick, Manager

	By:	/s/ Helene B. Gralnick Helene B. Gralnick, Manager

/s/ Helene B. Gralnick Helene B. Gralnick, Individually

/s/ Marvin J. Gralnick Marvin J. Gralnick, Individually